FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 18, 2003, Series 2003-6	333-110474

Name of Person Filing the Document
(If Other than the Registrant)



03043368



DEC 19 2003



PROCESSED
DEC 23 2003
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 18, 2003

NEW CENTURY MORTGAGE SECURITIES INC.

By: /s/Kevin Cloyd
Name: Kevin Cloyd
Title: Executive Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.



NEW CENTURY
MORTGAGE·CORPORATION

Banc of America Securities 

RMBS New Issue Term Sheet

$ 1,107,170,000 Notes (approximate)

New Century Home Equity Loan Trust 2003-6
Offered Classes: A-2, A-3, A-4, M-1, M-2 and M-6

New Century Mortgage Securities, Inc.
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

December 12, 2003

Approximately $1,107,170,000
New Century Home Equity Loan Trust 2003-6

New Century Mortgage Securities, Inc.
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

Transaction Highlights

Offered Classes	Balance [3]	Description	Benchmark	Expected Ratings (S&P/ Moody's)	Avg Life[1][2]	Payment Window[1][2]	Initial Subordination Level
A-1[4]	$655,152,000	FLT / SEN	1 mL	Not Offered			20.50%
A-2	$100,000,000	FLT / SEN	1 mL	AAA / Aaa	2.73	1-98	20.50%
A-3	$111,682,000	FLT / SEN	1 mL	AAA / Aaa	1.49	1-47	20.50%
A-4	$37,791,000	FLT / SEN	1 mL	AAA / Aaa	6.39	47-98	20.50%
M-1	$73,963,000	FLT / MEZ	1 mL	AA / Aa2	5.45	39-98	14.00%
M-2	$61,447,000	FLT / MEZ	1 mL	A / A2	5.43	38-98	8.60%
M-3[4]	$19,913,000	FLT / MEZ	1 mL	Not Offered			6.85%
M-4[4]	$18,206,000	FLT / MEZ	1 mL	Not Offered			5.25%
M-5[4]	$15,362,000	FLT / MEZ	1 mL	Not Offered			3.90%
M-6	$13,654,000	FLT / MEZ	1 mL	BBB- / Baa3	5.41	37-98	2.70%

1. Notes are priced to the 10% optional clean-up call.
2. Based on the pricing prepayment speed described herein.
3. Bond sizes subject to a variance of +/- 5%.
4. These Notes will be offered by the prospectus but are not offered hereby.

Prepayment Assumption

Adjustable-rate Mortgage Loans	Adjustable-rate Mortgage Loans assume 25% CPR
Fixed-rate Mortgage Loans	Fixed-rate Mortgage Loans assume 4% CPR in month one growing to 20% CPR over 12 months, and remain at 20% CPR thereafter.

Weighted Average Life Sensitivity

To Optional Redemption

Percentage of Prepayment Assumption

Class		50%	75%	100%	125%	150%
A-2	Wtd. Avg. Life (yrs.)	5.35	3.67	2.73	2.08	1.56
	First Payment Date	1/25/2004	1/25/2004	1/25/2004	1/25/2004	1/25/2004
	Expected Final Maturity	7/25/2019	11/25/2014	2/25/2012	5/25/2010	3/25/2009
A-3	Wtd. Avg. Life (yrs.)	2.98	2.02	1.49	1.16	0.96
	First Payment Date	1/25/2004	1/25/2004	1/25/2004	1/25/2004	1/25/2004
	Expected Final Maturity	9/25/2011	3/25/2009	11/25/2007	7/25/2006	1/25/2006
A-4	Wtd. Avg. Life (yrs.)	12.37	8.56	6.39	4.78	3.36
	First Payment Date	9/25/2011	3/25/2009	11/25/2007	7/25/2006	1/25/2006
	Expected Final Maturity	7/25/2019	11/25/2014	2/25/2012	5/25/2010	3/25/2009
M-1	Wtd. Avg. Life (yrs.)	10.43	7.19	5.45	4.70	4.68
	First Payment Date	1/25/2009	5/25/2007	3/25/2007	7/25/2007	12/25/2007
	Expected Final Maturity	7/25/2019	11/25/2014	2/25/2012	5/25/2010	3/25/2009
M-2	Wtd. Avg. Life (yrs.)	10.43	7.19	5.43	4.54	4.17
	First Payment Date	1/25/2009	5/25/2007	2/25/2007	4/25/2007	6/25/2007
	Expected Final Maturity	7/25/2019	11/25/2014	2/25/2012	5/25/2010	3/25/2009
M-6	Wtd. Avg. Life (yrs.)	10.43	7.19	5.41	4.42	3.87
	First Payment Date	1/25/2009	5/25/2007	1/25/2007	1/25/2007	2/25/2007
	Expected Final Maturity	7/25/2019	11/25/2014	2/25/2012	5/25/2010	3/25/2009

Weighted Average Life Sensitivity

To Maturity

		Percentage of Prepayment Assumption				
		50%	**75%**	**100%**	**125%**	**150%**
A-2	Wtd. Avg. Life (yrs.)	5.69	3.96	2.96	2.27	1.71
	First Payment Date	1/25/2004	1/25/2004	1/25/2004	1/25/2004	1/25/2004
	Expected Final Maturity	7/25/2031	10/25/2026	1/25/2022	6/25/2018	11/25/2015
A-3	Wtd. Avg. Life (yrs.)	2.98	2.02	1.49	1.16	0.96
	First Payment Date	1/25/2004	1/25/2004	1/25/2004	1/25/2004	1/25/2004
	Expected Final Maturity	9/25/2011	3/25/2009	11/25/2007	7/25/2006	1/25/2006
A-4	Wtd. Avg. Life (yrs.)	13.70	9.72	7.32	5.53	3.96
	First Payment Date	9/25/2011	3/25/2009	11/25/2007	7/25/2006	1/25/2006
	Expected Final Maturity	7/25/2031	10/25/2026	1/25/2022	6/25/2018	11/25/2015
M-1	Wtd. Avg. Life (yrs.)	11.30	7.93	6.03	5.17	5.06
	First Payment Date	1/25/2009	5/25/2007	3/25/2007	7/25/2007	12/25/2007
	Expected Final Maturity	5/25/2029	8/25/2023	3/25/2019	2/25/2016	11/25/2013
M-2	Wtd. Avg. Life (yrs.)	11.24	7.86	5.96	4.96	4.51
	First Payment Date	1/25/2009	5/25/2007	2/25/2007	4/25/2007	6/25/2007
	Expected Final Maturity	12/25/2027	3/25/2022	12/25/2017	2/25/2015	1/25/2013
M-6	Wtd. Avg. Life (yrs.)	10.70	7.40	5.57	4.55	3.96
	First Payment Date	1/25/2009	5/25/2007	1/25/2007	1/25/2007	2/25/2007
	Expected Final Maturity	1/25/2022	11/25/2016	9/25/2013	8/25/2011	3/25/2010

Note Rate Table for the Class A-2, A-3 and A-4 Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
1	5.85	5.85	9.00
2	6.99	7.18	9.00
3	7.48	7.90	9.00
4	7.00	7.48	9.00
5	7.24	7.74	9.00
6	7.01	7.49	9.00
7	7.25	7.75	9.00
8	7.02	7.50	9.00
9	7.03	7.51	9.00
10	7.27	7.77	9.00
11	7.04	7.52	9.00
12	7.28	7.78	9.00
13	7.06	7.53	9.00
14	7.06	7.54	9.00
15	7.83	8.36	9.00
16	7.08	7.55	9.00
17	7.32	7.81	9.00
18	7.09	7.57	9.00
19	7.33	7.83	9.00
20	7.10	7.59	9.00
21	7.11	7.59	9.00
22	7.36	7.85	9.00
23	7.13	7.61	9.00
24	7.37	8.96	9.00
25	7.15	8.68	9.00
26	7.15	8.69	9.00
27	7.93	9.63	9.63
28	7.17	8.71	9.00
29	7.42	9.01	9.01
30	7.19	9.79	9.79
31	7.44	10.13	10.13
32	7.21	9.81	9.81
33	7.22	9.82	9.82
34	7.47	10.16	10.16
35	7.24	9.85	9.85
36	7.50	11.29	11.29
37	7.27	10.94	10.94
38	7.21	10.85	10.85
39	7.98	12.00	12.00
40	7.21	10.84	10.84
41	7.45	11.20	11.20
42	7.21	11.89	11.89
43	7.45	12.28	12.28
44	7.21	11.88	11.88
45	7.21	11.87	11.87
46	7.45	12.26	12.26
47	7.21	11.86	11.86
48	7.45	12.50	12.50
49	7.21	12.50	12.50
50	7.21	12.50	12.50
51	7.71	12.50	12.50
52	7.21	12.50	12.50
53	7.45	12.50	12.50
54	7.21	12.50	12.50
55	7.45	12.50	12.50
56	7.21	12.50	12.50
57	7.21	12.50	12.50
58	7.45	12.50	12.50
59	7.21	12.50	12.50
60	7.45	12.50	12.50
61	7.21	12.50	12.50
62	7.21	12.50	12.50
63	7.99	12.50	12.50
64	7.21	12.49	12.49
65	7.46	12.50	12.50
66	7.21	12.48	12.48
67	7.46	12.50	12.50
68	7.22	12.47	12.47
69	7.22	12.47	12.47
70	7.46	12.50	12.50
71	7.22	12.46	12.46
72	7.46	12.50	12.50
73	7.22	12.45	12.45
74	7.22	12.44	12.44
75	7.99	12.50	12.50
76	7.22	12.43	12.43
77	7.46	12.50	12.50
78	7.22	12.42	12.42
79	7.46	12.50	12.50
80	7.22	12.41	12.41
81	7.22	12.40	12.40
82	7.46	12.50	12.50
83	7.22	12.39	12.39
84	7.46	12.50	12.50
85	7.22	12.38	12.38
86	7.22	12.38	12.38
87	7.99	12.50	12.50
88	7.22	12.37	12.37
89	7.46	12.50	12.50
90	7.22	12.35	12.35
91	7.46	12.50	12.50
92	7.22	12.34	12.34
93	7.22	12.34	12.34
94	7.46	12.50	12.50
95	7.22	12.33	12.33
96	7.46	12.50	12.50
97	7.22	12.32	12.32
98	7.22	12.31	12.31
99	n.a	12.50	12.50
100	n.a	12.30	12.30

1. Assumes 6m LIBOR remains constant at 1.23%, 1m LIBOR remains constant at 1.17% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Redemption at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied.

Banc of America Securities LLC

Interest Rate Cap Schedules

Period	Accrual Start	Accrual End	Interest Rate Cap #1 Notional Schedule ($)	Interest Rate Cap #1 Strike Price (%)
1	12/19/2003	1/25/2004	249,473,000	5.49
2	1/25/2004	2/25/2004	243,009,910	6.82
3	2/25/2004	3/25/2004	236,615,572	7.54
4	3/25/2004	4/25/2004	230,287,077	7.12
5	4/25/2004	5/25/2004	224,021,666	7.38
6	5/25/2004	6/25/2004	217,816,956	7.13
7	6/25/2004	7/25/2004	211,670,949	7.39
8	7/25/2004	8/25/2004	205,582,018	7.14
9	8/25/2004	9/25/2004	199,548,915	7.15
10	9/25/2004	10/25/2004	193,570,754	7.41
11	10/25/2004	11/25/2004	187,647,012	7.16
12	11/25/2004	12/25/2004	181,777,514	7.42
13	12/25/2004	1/25/2005	176,044,301	7.17
14	1/25/2005	2/25/2005	170,444,306	7.18
15	2/25/2005	3/25/2005	164,974,432	8.00
16	3/25/2005	4/25/2005	159,631,653	7.19
17	4/25/2005	5/25/2005	154,413,013	7.45
18	5/25/2005	6/25/2005	149,315,627	7.21
19	6/25/2005	7/25/2005	144,336,675	7.47
20	7/25/2005	8/25/2005	139,473,405	7.23
21	8/25/2005	9/25/2005	134,723,126	7.23
22	9/25/2005	10/25/2005	130,083,212	7.49
23	10/25/2005	11/25/2005	125,551,098	7.25
24	11/25/2005	12/25/2005	121,124,278	8.60
25	12/25/2005	1/25/2006	116,826,849	8.32
26	1/25/2006	2/25/2006	112,628,684	8.33
27	2/25/2006	3/25/2006	108,527,489	8.64
28	3/25/2006	4/25/2006	104,521,022	8.35
29	4/25/2006	5/25/2006	0	n.a

The Accrual Period for the Interest Rate Caps starts and includes the Accrual Start date and ends on but excludes the Accrual End date. All dates are subject to the modified business day convention. One-month LIBOR is observed two days prior to the start of each Accrual Period and payments will be determined using the Act/360 day-count convention.

The Payment Date for the Interest Rate Caps is two business days prior to the end of each accrual period.

Interest Rate Cap #1 is for the benefit of the Class A-2, A-3 and A-4 Notes and will be capped when LIBOR equals or exceeds 8.64%. Interest Rate Cap #2 is for the benefit of the Class M Notes and will be capped when LIBOR equals or exceeds 7.33%.



NEW CENTURY
MORTGAGE CORPORATION

Banc of America Securities 

RMBS New Issue Term Sheet

$ 1,107,170,000 Notes (approximate)

New Century Home Equity Loan Trust 2003-6
Offered Classes: A-2, M-1, M-2 and M-6

New Century Mortgage Securities, Inc.
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

December 10, 2003

Approximately $1,107,170,000
New Century Home Equity Loan Trust 2003-6

New Century Mortgage Securities, Inc.
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

Transaction Highlights

Offered Classes	Balance [3]	Description	Benchmark	Expected Ratings (S&P/ Moody's)	Avg Life[1][2]	Payment Window[1][2]	Initial Subordination Level
A-1[5]	$655,152,000	FLT / SEN	1 mL	Not Offered			20.50%
A-2[4]	$249,473,000	FLT / SEN	1 mL	AAA / Aaa	2.73	1-98	20.50%
M-1	$73,963,000	FLT / MEZ	1 mL	AA / Aa2	5.45	39-98	14.00%
M-2	$61,447,000	FLT / MEZ	1 mL	A / A2	5.43	38-98	8.60%
M-3[5]	$19,913,000	FLT / MEZ	1 mL	Not Offered			6.85%
M-4[5]	$18,206,000	FLT / MEZ	1 mL	Not Offered			5.25%
M-5[5]	$15,362,000	FLT / MEZ	1 mL	Not Offered			3.90%
M-6	$13,654,000	FLT / MEZ	1 mL	BBB- / Baa3	5.41	37-98	2.70%

1. Notes are priced to the 10% optional clean-up call.
2. Based on the pricing prepayment speed described herein.
3. Bond sizes subject to a variance of +/- 5%.
4. The Class A-2 Notes may be split into two or three classes which may pay concurrently, sequentially or as otherwise described in the prospectus supplement. References to Class A-2 Notes in this Term Sheet refer to the aggregate of these classes issued.
5. These Notes will be offered by the prospectus but are not offered hereby.

Prepayment Assumption

Adjustable-rate Mortgage Loans	Adjustable-rate Mortgage Loans assume 25% CPR
Fixed-rate Mortgage Loans	Fixed-rate Mortgage Loans assume 4% CPR in month one growing to 20% CPR over 12 months, and remain at 20% CPR thereafter.

Transaction Overview

Issuer:	New Century Home Equity Loan Trust 2003-6
Depositor:	New Century Mortgage Securities, Inc., a Delaware Corporation
Originator and Master Servicer	New Century Mortgage Corporation
Owner Trustee:	Wilmington Trust Company
Indenture Trustee and Custodian:	Deutsche Bank National Trust Company
Legal Structure:	A Delaware Statutory Trust will issue 8 classes of Notes and a single class of ownership certificates (the "Owner Trust Certificates").
Underwriter:	Banc of America Securities LLC
Co-Managers:	UBS Securities LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated
Offered Notes:	Approximately $904,625,000 senior floating-rate Notes (the Class A-1 and Class A-2 Notes, together the "Class A Notes") and approximately $202,545,000 mezzanine Notes (the Class M-1, M-2, M-3, M-4, M-5 and M-6 Notes, together the "Class M Notes"). The Class A Notes and the Class M Notes are referred to herein as the "Offered Notes". Notwithstanding the foregoing definition of Offered Notes, the Class A-1, Class M-3, Class M-4 and Class M-5 Notes are not being offered hereby but will be offered pursuant to the Prospectus. The Offered Notes are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Owner Trust Certificates will not be publicly offered and will represent the beneficial ownership interest in the Issuer.
Collateral:	As of December 1, 2003 the Mortgage Loans consist of approximately 6,977 adjustable-rate and fixed-rate, first lien or second lien, closed-end, subprime mortgage loans, totaling approximately $1,137,893,972.66.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 5,582 adjustable-rate and fixed-rate mortgage loans totaling $824,091,748.05 with principal balances at origination that conform to Freddie Mac loan limits.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 1,395 adjustable-rate and fixed-rate mortgage loans totaling $313,802,224.61 with principal balances at origination that may or may not conform to Freddie Mac loan limits.
Expected Pricing Date:	On or about December 12, 2003
Closing Date:	On or about December 19, 2003
Cut-off Date:	December 1, 2003
Payment Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in January 2004.
Record Date:	The business day immediately preceding each Payment Date.
Delay Days:	0 (zero) days on all Offered Notes.
Determination Date:	The Determination Date with respect to any Payment Date is on the 15th day of the month in which such Payment Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Transaction Overview

Due Period:	The Due Period with respect to any Payment Date commences on the second day of the month immediately preceding the month in which such Payment Date occurs and ends on the first day of the month in which such Payment Date occurs.
Interest Accrual Period:	Interest with respect to the Offered Notes will initially accrue from the Closing Date to, but excluding, the first Payment Date. Thereafter, interest will accrue from the prior Payment Date to, but excluding, the then current Payment Date. With respect to the Offered Notes, interest will accrue during the related Interest Accrual Period on the basis of a 360-day year and the actual number of days elapsed. The Offered Notes will settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Payment Date is the calendar month immediately preceding the month in which the Payment Date occurs.
ERISA Considerations:	Subject to the considerations in the Prospectus Supplement, it is expected that the Offered Notes will be eligible for purchase by certain ERISA plans as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Notes.
Legal Investment:	The Offered Notes will not constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	It is anticipated that for federal income tax purposes the Notes will be characterized as debt instruments.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Redemption:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the Issuer) when the Mortgage Loans remaining in the Issuer, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A Notes and the Class M Notes will be redeemed at par plus accrued interest.
Administrative Fees:	The "Servicing Fee", calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Indenture Trustee Fee" calculated at the "Indenture Trustee Fee Rate" of 0.0027% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Servicing Advances:	The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Credit Enhancement

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Overcollateralization Amount:

The Overcollateralization Amount with respect to any Payment Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the aggregate Note Balance of the Offered Notes, after taking into account the payments of principal to be made on such Payment Date.

Overcollateralization Target Amount:

With respect to any Payment Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.40% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $5,689,470 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Payment Date. The Overcollateralization Target Amount for the Offered Notes will be fully funded on the Closing Date.

Stepdown Date:

The earlier of (i) the first Payment Date on which the aggregate Note Balance of the Class A Notes has been reduced to zero and (ii) the later to occur of (x) the Payment Date occurring in January 2007 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Class A Notes (calculated for this purpose only after taking into account payments of principal on the Mortgage Loans, but prior to any payment of the Group I Principal Payment Amount and the Group II Principal Payment Amount to the holders of the Notes then entitled to payments of principal on such Payment Date) is greater than or equal to approximately 41.00%.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class of Offered Notes for any Payment Date is the percentage obtained by dividing (x) the aggregate Note Balance of the class or classes subordinate thereto and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account payments of principal on the Mortgage Loans and payment of the Group I Principal Payment Amount and the Group II Principal Payment Amount to the holders of the Notes then entitled to payments of principal on such Payment Date.

Target Credit Enhancement Percentage

Class	Initial	On and After Stepdown Date
A	20.50%	41.00%
M-1	14.00%	28.00%
M-2	8.60%	17.20%
M-3	6.85%	13.70%
M-4	5.25%	10.50%
M-5	3.90%	7.80%
M-6	2.70%	5.40%

Credit Enhancement

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Payment Date if the percentage obtained by dividing (x) the principal amount of Mortgage Loans Delinquent 60 days or more or are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 36% of the Credit Enhancement Percentage for the Class A Notes.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Payment Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Payment Date:

Payment Date Occurring in	Percentage
January 2007 through December 2007	3.10%
January 2008 through December 2008	4.90%
January 2009 through December 2009	6.30%
January 2010 through December 2010	7.10%
January 2011 and thereafter	7.20%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first, by the Excess Spread, second, by the Overcollateralization Amount and third, by the Class M Notes in reverse numerical order.

Payment of Interest

Interest Payment Priority:

On each Payment Date, the Interest Remittance Amount will be paid in the following order of priority:

(i) from the Group I Interest Remittance Amount, to the holders of the Class A-1 Notes, the Senior Interest Payment Amount allocable to such Notes; from the Group II Interest Remittance Amount, to the holders of the Class A-2 Notes, the Senior Interest Payment Amount allocable to such Notes. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Payment Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Notes, the Interest Payment Amount for such Notes;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Notes, the Interest Payment Amount for such Notes;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Notes, the Interest Payment Amount for such Notes;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Notes, the Interest Payment Amount for such Notes;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Notes, the Interest Payment Amount for such Notes; and

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Notes, the Interest Payment Amount for such Notes.

Principal Waterfall Prior to Stepdown Date or if a Trigger Event is in Effect

Principal Payment Priority:

On each Payment Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Payment Amount and the Group II Principal Payment Amount, shall be paid as follows:

(i) the Group I Principal Payment Amount to the holders of the Class A-1 Notes, until the Note Balance thereof has been reduced to zero and then to the holders of the Class A-2 Notes, after taking into account the payment of the Group II Principal Payment Amount described in (ii) below;

(ii) the Group II Principal Payment Amount to the holders of the Class A-2 Notes until the Note Balance thereof has been reduced to zero and then to the holders of the Class A-1 Notes, after taking into account the payment of the Group I Principal Payment Amount described in (i) above;

(iii) to the holders of the Class M-1 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i) and (ii) above until the Note Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), and (iii) above until the Note Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Note Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), and (v) above until the Note Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Note Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-6 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Note Balance thereof has been reduced to zero.

Principal Waterfall On or After Stepdown Date and when No Trigger is in Effect

Principal Payment Priority (continued):

On each Payment Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Payment Amount and the Group II Principal Payment Amount shall be paid as follows:

(i) to the holders of the Class A-1 Notes, the Class A-1 Principal Payment Amount; and to the holders of the Class A-2 Notes, the Class A-2 Principal Payment Amount, until the Note Balances thereof have been reduced to zero. Any Class A-1 Principal Payment Amount or Group I Principal Payment Amount remaining unpaid will be paid to the holders of the Class A-2 Notes, after taking into account the payment of the Group II Principal Payment Amount, but the amount of the Group I Principal Payment Amount so allocated shall never exceed the Class A-2 Principal Payment Amount; and any Class A-2 Principal Payment Amount or Group II Principal Payment Amount remaining unpaid will be paid to the holders of the Class A-1 Notes, after taking into account the payment of the Group I Principal Payment Amount, but the amount of the Group II Principal Payment Amount so allocated shall never exceed the Class A-1 Principal Payment Amount;

(ii) to the holders of the Class M-1 Notes, the Class M-1 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Notes, the Class M-2 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Notes, the Class M-3 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Notes, the Class M-4 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Notes, the Class M-5 Principal Payment Amount, until the Note Balance thereof has been reduced to zero; and

(vii) to the holders of the Class M-6 Notes, the Class M-6 Principal Payment Amount, until the Note Balance thereof has been reduced to zero.

Excess Cashflow Waterfall

Monthly Excess Cashflow Payments:

With respect to any Payment Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) to the holders of the class or classes of Notes then entitled to receive payments in respect of principal, in an amount equal to the Overcollateralization Increase Amount, payable as part of the respective Group I Principal Payment Amount and Group II Principal Payment Amount;

(ii) to the holders of the Class M-1 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(iii) to the holders of the Class M-1 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(v) to the holders of the Class M-2 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(vii) to the holders of the Class M-3 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(ix) to the holders of the Class M-4 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xi) to the holders of the Class M-5 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xiii) to the holders of the Class M-6 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Offered Notes, in an amount equal to such Notes' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(xv) to the holders of the Offered Notes any Basis Risk Carryover Amounts for such classes; and

(xvi) to the holders of the Owner Trust Certificates as provided in the Trust Agreement.

Definitions

Expense Adjusted Mortgage Rate: The applicable mortgage rate on each Mortgage Loan as of the first day of the related Due Period minus the sum of (i) the Servicing Fee Rate and (ii) the Indenture Trustee Fee Rate.

Available Funds Cap: The Available Funds Cap for any Payment Date and:

(i) the Class A-1 Notes is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans multiplied by a fraction the numerator of which is the aggregate principal balance of the Group I Mortgage Loans and Group II Mortgage Loans as of the last day of the prior Due Period and the denominator of which is the aggregate Note Balance of the Class A Notes and Class M Notes immediately prior to such payment date;

(ii) the Class A-2 Notes is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans multiplied by a fraction the numerator of which is the aggregate principal balance of the Group I Mortgage Loans and Group II Mortgage Loans as of the last day of the prior Due Period and the denominator of which is the aggregate Note Balance of the Class A Notes and Class M Notes immediately prior to such payment date; and

(iii) the Class M Notes is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans and Group II Mortgage Loans, less the sum of (x) the Note Rate for the Class A-1 Notes for such payment date multiplied by a fraction, the numerator of which is the Note Balance of the Class A-1 Notes immediately prior to such payment date and the denominator of which is the principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans as of the last day of the prior Due Period and (y) the Note Rate for the Class A-2 Notes for such payment date multiplied by a fraction, the numerator of which is the Note Balance of the Class A-2 Notes immediately prior to such payment date and the denominator of which is the principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans as of the last day of the prior Due Period, multiplied by a fraction the numerator of which is the aggregate principal balance of the Group I Mortgage Loans and Group II Mortgage Loans as of the last day of the prior Due Period and the denominator of which is the aggregate Note Balance of the Class M Notes immediately prior to such payment date.

Note Rates: The Note Rate on any Payment Date for each class of Offered Notes will equal the least of:

(a) One-Month LIBOR plus related margin;
(b) The related Available Funds Cap; and
(c) 12.50%.

Definitions

Interest Carry Forward Amount: For each class of Offered Notes, and on any Payment Date, the sum of (i) the excess of (A) the accrued Note Interest for such Class with respect to the prior Payment Date (excluding any Basis Risk Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Payment Date, over (B) the amount actually paid to such class with respect to interest on such prior Payment Date and (ii) interest on such excess at the Note Rate for such class.

Interest Payment Amount: The Interest Payment Amount for the Offered Notes of any class on any Payment Date is equal to interest accrued during the related Interest Accrual Period on the Note Balance of that class immediately prior to the Payment Date at the Note Rate for that class.

Senior Interest Payment Amount: The Senior Interest Payment Amount for any Payment Date is equal to the Interest Payment Amount for such Payment Date for the related Class A Notes and the Interest Carry Forward Amount, if any, for that Payment Date for the related Class A Notes.

Basis Risk Carryover Amount: If, on any Payment Date, the Note Rate for a class of Offered Notes is based on the related Available Funds Cap, the excess of (i) the amount of interest such class would have accrued for such Payment Date had the applicable Note Rate not been subject to the Available Funds Cap, over (ii) the amount of interest such class of Notes accrued for such Payment Date based on the Available Funds Cap, together with the unpaid portion of any such amounts from the prior Payment Date (and accrued interest thereon at the then applicable Note Rate, without giving effect to the Available Funds Cap). The ratings on each Class of Notes do not address the likelihood of the payment of any Basis Risk Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination, and the Note Rates on the Offered Notes are based on one-month LIBOR, the application of the Available Funds Cap could result in shortfalls of interest otherwise payable on those Notes in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Payment Date or in any subsequent period.

The Offered Notes will benefit from three interest rate caps pledged to the Issuer to mitigate their Basis Risk Shortfalls. The notional schedules for the interest rate caps are available at the end of the term sheet.

Step-up Coupon: If the Optional Redemption is not exercised on the first Payment Date following the Stepdown Date on which it could have been exercised, the margins on each of the Class A-1and Class A-2 Notes will increase to 2.0 times their related initial margin and the margins on each of the Class M Notes will increase to 1.5 times their related initial margins.

Definitions

Group I Principal Payment Amount:

The Group I Principal Payment Amount for any Payment Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Payment Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Payment Date each allocated between Group I and Group II Principal Payment Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Payment Amount:

The Group II Principal Payment Amount for any Payment Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Payment Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Payment Date each allocated between Group I and Group II Principal Payment Amounts based on the amount of principal received from each Mortgage Loan Group.

Class A-1 Principal Payment Amount:

The Class A-1 Principal Payment Amount is an amount equal to the excess of (x) the Note Balance of the Class A-1 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 59.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $4,120,459.

Class A-2 Principal Payment Amount:

The Class A-2 Principal Payment Amount is an amount equal to the excess of (x) the Note Balance of the Class A-2 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 59.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $1,569,011.

Class M-1 Principal Payment Amount:

The Class M-1 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A Notes (after taking into account the payment of the Class A-1 and Class A-2 Principal Payment Amount on such Payment Date) and (ii) the Note Balance of the Class M-1 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 72.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,689,470.

Definitions

Class M-2 Principal Payment Amount: The Class M-2 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A and Class M-1 Notes (after taking into account the payment of the Class A-1, Class A-2 and Class M-1 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-2 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 82.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,689,470.

Class M-3 Principal Payment Amount: The Class M-3 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, and Class M-2 Notes (after taking into account the payment of the Class A-1, Class A-2, Class M-1, and Class M-2 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-3 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 86.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,689,470.

Class M-4 Principal Payment Amount: The Class M-4 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2 and Class M-3 Notes (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2 and Class M-3 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-4 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 89.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,689,470.

Class M-5 Principal Payment Amount: The Class M-5 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Notes (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-5 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 92.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,689,470.

Class M-6 Principal Payment Amount: The Class M-6 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-6 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 94.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $5,689,470.

Weighted Average Life Sensitivity

To Optional Redemption

		Percentage of Prepayment Assumption				
		50%	**75%**	**100%**	**125%**	**150%**
A-2	Wtd. Avg. Life (yrs.)	5.35	3.67	2.73	2.08	1.56
	First Payment Date	1/25/2004	1/25/2004	1/25/2004	1/25/2004	1/25/2004
	Expected Final Maturity	7/25/2019	11/25/2014	2/25/2012	5/25/2010	3/25/2009
M-1	Wtd. Avg. Life (yrs.)	10.43	7.19	5.45	4.70	4.68
	First Payment Date	1/25/2009	5/25/2007	3/25/2007	7/25/2007	12/25/2007
	Expected Final Maturity	7/25/2019	11/25/2014	2/25/2012	5/25/2010	3/25/2009
M-2	Wtd. Avg. Life (yrs.)	10.43	7.19	5.43	4.54	4.17
	First Payment Date	1/25/2009	5/25/2007	2/25/2007	4/25/2007	6/25/2007
	Expected Final Maturity	7/25/2019	11/25/2014	2/25/2012	5/25/2010	3/25/2009
M-6	Wtd. Avg. Life (yrs.)	10.43	7.19	5.41	4.42	3.87
	First Payment Date	1/25/2009	5/25/2007	1/25/2007	1/25/2007	2/25/2007
	Expected Final Maturity	7/25/2019	11/25/2014	2/25/2012	5/25/2010	3/25/2009

Weighted Average Life Sensitivity

To Maturity

		Percentage of Prepayment Assumption				
		50%	**75%**	**100%**	**125%**	**150%**
A-2	Wtd. Avg. Life (yrs.)	5.69	3.96	2.96	2.27	1.71
	First Payment Date	1/25/2004	1/25/2004	1/25/2004	1/25/2004	1/25/2004
	Expected Final Maturity	7/25/2031	10/25/2026	1/25/2022	6/25/2018	11/25/2015
M-1	Wtd. Avg. Life (yrs.)	11.30	7.93	6.03	5.17	5.06
	First Payment Date	1/25/2009	5/25/2007	3/25/2007	7/25/2007	12/25/2007
	Expected Final Maturity	5/25/2029	8/25/2023	3/25/2019	2/25/2016	11/25/2013
M-2	Wtd. Avg. Life (yrs.)	11.24	7.86	5.96	4.96	4.51
	First Payment Date	1/25/2009	5/25/2007	2/25/2007	4/25/2007	6/25/2007
	Expected Final Maturity	12/25/2027	3/25/2022	12/25/2017	2/25/2015	1/25/2013
M-6	Wtd. Avg. Life (yrs.)	10.70	7.40	5.57	4.55	3.96
	First Payment Date	1/25/2009	5/25/2007	1/25/2007	1/25/2007	2/25/2007
	Expected Final Maturity	1/25/2022	11/25/2016	9/25/2013	8/25/2011	3/25/2010

Note Rate Table for the Class A-2 Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
1	5.85	5.85	9.00
2	6.99	7.18	9.00
3	7.48	7.90	9.00
4	7.00	7.48	9.00
5	7.24	7.74	9.00
6	7.01	7.49	9.00
7	7.25	7.75	9.00
8	7.02	7.50	9.00
9	7.03	7.51	9.00
10	7.27	7.77	9.00
11	7.04	7.52	9.00
12	7.28	7.78	9.00
13	7.06	7.53	9.00
14	7.06	7.54	9.00
15	7.83	8.36	9.00
16	7.08	7.55	9.00
17	7.32	7.81	9.00
18	7.09	7.57	9.00
19	7.33	7.83	9.00
20	7.10	7.59	9.00
21	7.11	7.59	9.00
22	7.36	7.85	9.00
23	7.13	7.61	9.00
24	7.37	8.96	9.00
25	7.15	8.68	9.00
26	7.15	8.69	9.00
27	7.93	9.63	9.63
28	7.17	8.71	9.00
29	7.42	9.01	9.01
30	7.19	9.79	9.79
31	7.44	10.13	10.13
32	7.21	9.81	9.81
33	7.22	9.82	9.82
34	7.47	10.16	10.16
35	7.24	9.85	9.85
36	7.50	11.29	11.29
37	7.27	10.94	10.94
38	7.21	10.85	10.85
39	7.98	12.00	12.00
40	7.21	10.84	10.84
41	7.45	11.20	11.20
42	7.21	11.89	11.89
43	7.45	12.28	12.28
44	7.21	11.88	11.88
45	7.21	11.87	11.87
46	7.45	12.26	12.26
47	7.21	11.86	11.86
48	7.45	12.50	12.50
49	7.21	12.50	12.50
50	7.21	12.50	12.50
51	7.71	12.50	12.50
52	7.21	12.50	12.50
53	7.45	12.50	12.50
54	7.21	12.50	12.50
55	7.45	12.50	12.50
56	7.21	12.50	12.50
57	7.21	12.50	12.50
58	7.45	12.50	12.50
59	7.21	12.50	12.50
60	7.45	12.50	12.50
61	7.21	12.50	12.50
62	7.21	12.50	12.50
63	7.99	12.50	12.50
64	7.21	12.49	12.49
65	7.46	12.50	12.50
66	7.21	12.48	12.48
67	7.46	12.50	12.50
68	7.22	12.47	12.47
69	7.22	12.47	12.47
70	7.46	12.50	12.50
71	7.22	12.46	12.46
72	7.46	12.50	12.50
73	7.22	12.45	12.45
74	7.22	12.44	12.44
75	7.99	12.50	12.50
76	7.22	12.43	12.43
77	7.46	12.50	12.50
78	7.22	12.42	12.42
79	7.46	12.50	12.50
80	7.22	12.41	12.41
81	7.22	12.40	12.40
82	7.46	12.50	12.50
83	7.22	12.39	12.39
84	7.46	12.50	12.50
85	7.22	12.38	12.38
86	7.22	12.38	12.38
87	7.99	12.50	12.50
88	7.22	12.37	12.37
89	7.46	12.50	12.50
90	7.22	12.35	12.35
91	7.46	12.50	12.50
92	7.22	12.34	12.34
93	7.22	12.34	12.34
94	7.46	12.50	12.50
95	7.22	12.33	12.33
96	7.46	12.50	12.50
97	7.22	12.32	12.32
98	7.22	12.31	12.31
99	n.a	12.50	12.50
100	n.a	12.30	12.30

1. Assumes 6m LIBOR remains constant at 1.23%, 1m LIBOR remains constant at 1.17% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Redemption at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied.

Note Rate Table for the Class M Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
1	12.50	5.87	9.00
2	12.50	7.09	9.00
3	12.50	7.67	9.00
4	12.50	7.21	9.00
5	12.50	7.46	9.00
6	12.50	7.22	9.00
7	12.50	7.47	9.00
8	12.50	7.23	9.00
9	12.50	7.24	9.00
10	12.50	7.48	9.00
11	12.50	7.25	9.00
12	12.50	7.50	9.00
13	12.50	7.26	9.00
14	12.50	7.27	9.00
15	12.50	8.05	9.00
16	12.50	7.28	9.00
17	12.50	7.53	9.00
18	12.50	7.29	9.00
19	12.50	7.54	9.00
20	12.50	7.31	9.00
21	12.50	7.32	9.00
22	12.50	7.57	9.00
23	12.50	7.33	9.00
24	12.50	8.72	9.00
25	12.50	8.45	9.00
26	12.50	8.46	9.00
27	12.50	9.38	9.38
28	12.50	8.48	9.00
29	12.50	8.77	9.00
30	12.50	9.60	9.60
31	12.50	9.93	9.93
32	12.50	9.62	9.62
33	12.50	9.63	9.63
34	12.50	9.97	9.97
35	12.50	9.66	9.66
36	12.50	11.16	11.16
37	12.50	10.81	10.81
38	12.50	10.71	10.71
39	12.50	11.86	11.86
40	12.50	10.71	10.71
41	12.50	11.06	11.06
42	12.50	11.81	11.81
43	12.50	12.20	12.20
44	12.50	11.80	11.80
45	12.50	11.80	11.80
46	12.50	12.19	12.19
47	12.50	11.79	11.79
48	12.50	12.50	12.50
49	12.50	12.50	12.50
50	12.50	12.50	12.50
51	12.50	12.50	12.50
52	12.50	12.50	12.50
53	12.50	12.50	12.50
54	12.50	12.50	12.50
55	12.50	12.50	12.50
56	12.50	12.50	12.50
57	12.50	12.50	12.50
58	12.50	12.50	12.50
59	12.50	12.50	12.50
60	12.50	12.50	12.50
61	12.50	12.50	12.50
62	12.50	12.49	12.49
63	12.50	12.50	12.50
64	12.50	12.48	12.48
65	12.50	12.50	12.50
66	12.50	12.47	12.47
67	12.50	12.50	12.50
68	12.50	12.46	12.46
69	12.50	12.45	12.45
70	12.50	12.50	12.50
71	12.50	12.44	12.44
72	12.50	12.50	12.50
73	12.50	12.43	12.43
74	12.50	12.42	12.42
75	12.50	12.50	12.50
76	12.50	12.41	12.41
77	12.50	12.50	12.50
78	12.50	12.40	12.40
79	12.50	12.50	12.50
80	12.50	12.39	12.39
81	12.50	12.39	12.39
82	12.50	12.50	12.50
83	12.50	12.38	12.38
84	12.50	12.50	12.50
85	12.50	12.36	12.36
86	12.50	12.36	12.36
87	12.50	12.50	12.50
88	12.50	12.35	12.35
89	12.50	12.50	12.50
90	12.50	12.34	12.34
91	12.50	12.50	12.50
92	12.50	12.33	12.33
93	12.50	12.32	12.32
94	12.50	12.50	12.50
95	12.50	12.31	12.31
96	12.50	12.50	12.50
97	12.50	12.30	12.30
98	12.50	12.30	12.30
99	n.a	12.50	12.50
100	n.a	12.28	12.28

1. Assumes 6m LIBOR remains constant at 1.23%, 1m LIBOR remains constant at 1.17% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Redemption at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied.

Interest Rate Cap Schedules

Period	Accrual Start	Accrual End	Interest Rate Cap #1 Notional Schedule ($)	Interest Rate Cap #1 Strike Price (%)	Interest Rate Cap #2 Notional Schedule ($)	Interest Rate Cap #2 Strike Price (%)
1	12/19/2003	1/25/2004	249,473,000	5.49	202,545,000	4.20
2	1/25/2004	2/25/2004	243,009,910	6.82	202,545,000	5.42
3	2/25/2004	3/25/2004	236,615,572	7.54	202,545,000	6.00
4	3/25/2004	4/25/2004	230,287,077	7.12	202,545,000	5.54
5	4/25/2004	5/25/2004	224,021,666	7.38	202,545,000	5.79
6	5/25/2004	6/25/2004	217,816,956	7.13	202,545,000	5.55
7	6/25/2004	7/25/2004	211,670,949	7.39	202,545,000	5.80
8	7/25/2004	8/25/2004	205,582,018	7.14	202,545,000	5.56
9	8/25/2004	9/25/2004	199,548,915	7.15	202,545,000	5.57
10	9/25/2004	10/25/2004	193,570,754	7.41	202,545,000	5.81
11	10/25/2004	11/25/2004	187,647,012	7.16	202,545,000	5.58
12	11/25/2004	12/25/2004	181,777,514	7.42	202,545,000	5.83
13	12/25/2004	1/25/2005	176,044,301	7.17	202,545,000	5.59
14	1/25/2005	2/25/2005	170,444,306	7.18	202,545,000	5.60
15	2/25/2005	3/25/2005	164,974,432	8.00	202,545,000	6.38
16	3/25/2005	4/25/2005	159,631,653	7.19	202,545,000	5.61
17	4/25/2005	5/25/2005	154,413,013	7.45	202,545,000	5.86
18	5/25/2005	6/25/2005	149,315,627	7.21	202,545,000	5.62
19	6/25/2005	7/25/2005	144,336,675	7.47	202,545,000	5.87
20	7/25/2005	8/25/2005	139,473,405	7.23	202,545,000	5.64
21	8/25/2005	9/25/2005	134,723,126	7.23	202,545,000	5.65
22	9/25/2005	10/25/2005	130,083,212	7.49	202,545,000	5.90
23	10/25/2005	11/25/2005	125,551,098	7.25	202,545,000	5.66
24	11/25/2005	12/25/2005	121,124,278	8.60	202,545,000	7.05
25	12/25/2005	1/25/2006	116,826,849	8.32	202,545,000	6.78
26	1/25/2006	2/25/2006	112,628,684	8.33	202,545,000	6.79
27	2/25/2006	3/25/2006	108,527,489	8.64	202,545,000	7.33
28	3/25/2006	4/25/2006	104,521,022	8.35	202,545,000	6.81
29	4/25/2006	5/25/2006	0	n.a	202,545,000	7.10

The Accrual Period for the Interest Rate Caps starts and includes the Accrual Start date and ends on but excludes the Accrual End date. All dates are subject to the modified business day convention. One-month LIBOR is observed two days prior to the start of each Accrual Period and payments will be determined using the Act/360 day-count convention.

The Payment Date for the Interest Rate Caps is two business days prior to the end of each accrual period.

Interest Rate Cap #1 is for the benefit of the Class A-2 Notes and will be capped when LIBOR equals or exceeds 8.64%. Interest Rate Cap #2 is for the benefit of the Class M Notes and will be capped when LIBOR equals or exceeds 7.33%.

The Mortgage Loans (All Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	**$1,137,893,972.66**
Number of Mortgage Loans:	**6,977**
Average Scheduled Principal Balance:	**$163,092.16**
Weighted Average Gross Coupon:	**7.552%**
Weighted Average Net Coupon:	**7.052%**
Weighted Average Original Credit Score:	**603**
Weighted Average Original LTV Ratio[1]:	**82.36%**
Weighted Average Stated Remaining Term (months):	**352**
Weighted Average Original Term (months):	**352**
Weighted Average Roll Term[2] (months):	**23**
Weighted Average Gross Margin[2]:	**5.834%**
Weighted Average Initial Rate Cap[2]:	**1.547%**
Weighted Average Periodic Rate Cap[2]:	**1.547%**
Weighted Average Gross Maximum Lifetime Rate[2]:	**14.500%**
Weighted Average Gross Minimum Lifetime Rate[2]:	**7.492%**

(1) As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans.
(2) Includes adjustable-rate Mortgage Loans only.

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
2/28 ARM--> 6Mo LIBOR	4,874	$863,115,825.98	75.85%	$177,085.73	7.588%	82.56%	592
3/27 ARM--> 6Mo LIBOR	107	17,651,362.80	1.55	164,966.01	7.403	80.70	608
10 Yr IO --> 1 Mo LIBOR	82	28,970,773.81	2.55	353,302.12	4.670	80.48	722
Fixed	1,914	228,156,010.07	20.05	119,203.77	7.794	81.94	628
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
4.000 - 4.499	10	$3,315,753.66	0.29%	$331,575.37	4.144%	83.77%	742
4.500 - 4.999	56	20,252,570.72	1.78	361,653.05	4.627	80.87	728
5.000 - 5.499	37	11,287,995.42	0.99	305,080.96	5.203	75.02	676
5.500 - 5.999	157	36,966,610.43	3.25	235,456.12	5.817	79.40	644
6.000 - 6.499	389	85,385,455.55	7.50	219,499.89	6.254	79.90	637
6.500 - 6.999	1,015	222,935,098.21	19.59	219,640.49	6.761	83.16	626
7.000 - 7.499	911	175,697,869.52	15.44	192,862.64	7.234	83.78	611
7.500 - 7.999	1,374	243,355,059.71	21.39	177,114.31	7.730	83.47	594
8.000 - 8.499	828	122,287,418.55	10.75	147,690.12	8.216	81.75	571
8.500 - 8.999	756	100,139,684.92	8.80	132,459.90	8.707	80.91	557
9.000 - 9.499	387	41,104,848.17	3.61	106,214.08	9.204	78.35	543
9.500 - 9.999	443	36,983,264.10	3.25	83,483.67	9.720	83.00	566
10.000 - 10.499	313	18,018,934.47	1.58	57,568.48	10.178	87.08	580
10.500 - 10.999	197	12,987,067.93	1.14	65,924.20	10.685	85.91	600
11.000 - 11.499	61	3,976,576.02	0.35	65,189.77	11.178	77.53	562
11.500 - 11.999	25	1,961,568.03	0.17	78,462.72	11.715	74.95	548
12.000 - 12.499	13	881,074.22	0.08	67,774.94	12.112	71.16	528
12.500 - 12.999	4	320,729.89	0.03	80,182.47	12.645	82.00	549
13.500 - 13.999	1	36,393.14	0.00	36,393.14	13.850	65.00	523
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
0.01 - 50,000.00	708	$25,857,436.02	2.27%	$36,521.80	9.713%	86.16%	603
50,000.01 - 100,000.00	1,641	125,021,337.17	10.99	76,186.07	8.441	81.06	581
100,000.01 - 150,000.00	1,495	185,820,288.47	16.33	124,294.51	7.868	81.36	589
150,000.01 - 200,000.00	1,042	181,546,056.73	15.95	174,228.46	7.639	81.07	589
200,000.01 - 250,000.00	796	178,445,551.10	15.68	224,177.83	7.321	81.74	600
250,000.01 - 300,000.00	502	137,488,455.90	12.08	273,881.39	7.230	82.95	608
300,000.01 - 350,000.00	318	102,778,904.04	9.03	323,204.10	7.215	84.30	617
350,000.01 - 400,000.00	235	88,447,021.97	7.77	376,370.31	7.121	84.48	627
400,000.01 - 450,000.00	102	43,287,109.09	3.80	424,383.42	6.935	84.56	632
450,000.01 - 500,000.00	109	52,538,527.47	4.62	482,004.84	6.874	82.70	628
500,000.01 - 550,000.00	11	5,780,853.78	0.51	525,532.16	6.496	91.05	680
550,000.01 - 600,000.00	11	6,337,346.16	0.56	576,122.38	6.258	79.03	669
600,000.01 - 650,000.00	5	3,151,875.95	0.28	630,375.19	5.633	76.89	685
650,000.01 - 700,000.00	2	1,393,208.81	0.12	696,604.41	7.250	79.95	731
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Orig. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
0.01 - 50,000.00	707	$25,807,475.98	2.27%	$36,502.79	9.713%	86.14%	602
50,000.01 - 100,000.00	1,642	125,071,297.21	10.99	76,170.10	8.442	81.07	581
100,000.01 - 150,000.00	1,495	185,820,288.47	16.33	124,294.51	7.868	81.36	589
150,000.01 - 200,000.00	1,042	181,546,056.73	15.95	174,228.46	7.639	81.07	589
200,000.01 - 250,000.00	794	177,947,019.79	15.64	224,114.63	7.324	81.81	600
250,000.01 - 300,000.00	504	137,986,987.21	12.13	273,783.70	7.227	82.86	608
300,000.01 - 350,000.00	318	102,778,904.04	9.03	323,204.10	7.215	84.30	617
350,000.01 - 400,000.00	235	88,447,021.97	7.77	376,370.31	7.121	84.48	627
400,000.01 - 450,000.00	102	43,287,109.09	3.80	424,383.42	6.935	84.56	632
450,000.01 - 500,000.00	109	52,538,527.47	4.62	482,004.84	6.874	82.70	628
500,000.01 - 550,000.00	11	5,780,853.78	0.51	525,532.16	6.496	91.05	680
550,000.01 - 600,000.00	11	6,337,346.16	0.56	576,122.38	6.258	79.03	669
600,000.01 - 650,000.00	5	3,151,875.95	0.28	630,375.19	5.633	76.89	685
650,000.01 - 700,000.00	2	1,393,208.81	0.12	696,604.41	7.250	79.95	731
Total:	***6,977***	***$1,137,893,972.66***	***100.00%***	***$163,092.16***	***7.552%***	***82.36%***	***603***

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
AA	4,534	$766,249,828.63	67.34%	$169,000.84	7.296%	85.12%	625
A+	796	127,779,072.10	11.23	160,526.47	7.612	79.63	573
A-	673	99,708,556.53	8.76	148,155.36	8.019	77.98	554
B	599	90,919,637.31	7.99	151,785.71	8.250	76.04	544
C	333	47,759,559.00	4.20	143,422.10	8.891	68.40	537
C-	42	5,477,319.09	0.48	130,412.36	10.306	65.44	529
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
less than 120	6	$345,550.11	0.03%	$57,591.69	7.761%	77.58%	647
121 - 180	206	19,795,363.66	1.74	96,094.00	7.588	71.92	616
181 - 240	618	33,705,260.62	2.96	54,539.26	9.533	94.42	638
241 - 300	86	29,414,608.84	2.59	342,030.34	4.717	80.57	720
301 - 360	6,061	1,054,633,189.43	92.68	174,003.17	7.567	82.22	598
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
120	6	$345,550.11	0.03%	$57,591.69	7.761%	77.58%	647
180	206	19,795,363.66	1.74	96,094.00	7.588	71.92	616
240	618	33,705,260.62	2.96	54,539.26	9.533	94.42	638
300	86	29,414,608.84	2.59	342,030.34	4.717	80.57	720
360	6,061	1,054,633,189.43	92.68	174,003.17	7.567	82.22	598
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
less than 30.00	35	$2,854,739.84	0.25%	$81,564.00	7.461%	22.87%	600
30.01 - 35.00	30	3,963,829.70	0.35	132,127.66	7.284	32.33	578
35.01 - 40.00	38	4,252,723.81	0.37	111,913.78	7.106	37.78	602
40.01 - 45.00	33	4,550,686.16	0.40	137,899.58	7.516	42.84	566
45.01 - 50.00	64	8,675,850.71	0.76	135,560.17	7.298	48.07	590
50.01 - 55.00	77	11,262,034.45	0.99	146,260.19	7.373	52.72	581
55.01 - 60.00	131	22,179,603.04	1.95	169,309.95	7.558	58.08	579
60.01 - 65.00	243	39,962,133.56	3.51	164,453.22	7.576	63.48	568
65.01 - 70.00	414	65,851,148.67	5.79	159,060.75	8.032	68.91	560
70.01 - 75.00	630	102,352,901.48	8.99	162,464.92	8.025	74.15	555
75.01 - 80.00	1,411	233,550,776.14	20.52	165,521.46	7.328	79.66	598
80.01 - 85.00	1,289	224,271,133.89	19.71	173,988.47	7.481	84.50	589
85.01 - 90.00	1,193	223,770,206.48	19.67	187,569.33	7.295	89.66	623
90.01 - 95.00	453	87,099,538.64	7.65	192,272.71	7.384	94.78	638
95.01 - 100.00	936	103,296,666.09	9.08	110,359.69	8.203	99.95	666
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1.000 - 1.249	1	$139,901.19	0.02%	$139,901.19	7.75%	70.00%	513
2.000 - 2.249	1	89,944.91	0.01	89,944.91	8.450	83.33	528
3.000 - 3.249	12	4,083,411.55	0.45	340,284.30	4.376	83.61	744
3.500 - 3.749	54	19,585,357.80	2.15	362,691.81	4.644	80.59	731
4.000 - 4.249	18	6,060,449.43	0.67	336,691.64	5.119	77.94	685
4.750 - 4.999	1	275,265.00	0.03	275,265.00	5.250	80.00	672
5.250 - 5.499	139	22,487,271.68	2.47	161,778.93	7.491	85.45	593
5.500 - 5.749	200	33,482,410.76	3.68	167,412.05	7.466	84.53	601
5.750 - 5.999	3,056	579,809,592.64	63.73	189,728.27	7.362	84.33	608
6.000 - 6.249	627	100,489,569.22	11.05	160,270.45	7.709	80.70	566
6.250 - 6.499	410	66,775,579.46	7.34	162,867.27	8.106	77.65	545
6.500 - 6.749	297	45,970,531.90	5.05	154,782.94	8.441	72.67	542
6.750 - 6.999	158	21,133,156.00	2.32	133,754.15	8.825	77.85	554
7.000 - 7.249	86	8,841,424.61	0.97	102,807.26	10.311	69.53	529
7.250 - 7.499	1	41,229.70	0.00	41,229.70	9.500	75.00	508
7.750 - 7.999	2	472,866.74	0.05	236,433.37	7.369	83.05	538
Total:	**5,063**	**$909,737,962.59**	**100.00%**	**$179,683.58**	**7.492%**	**82.46%**	**596**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
4.000 - 4.499	10	$3,315,753.66	0.36%	$331,575.37	4.144%	83.77%	742
4.500 - 4.999	56	20,252,570.72	2.23	361,653.05	4.627	80.87	728
5.000 - 5.499	32	9,423,746.34	1.04	294,492.07	5.191	77.66	668
5.500 - 5.999	132	31,465,486.20	3.46	238,374.90	5.818	81.08	639
6.000 - 6.499	290	63,003,956.88	6.93	217,255.02	6.259	81.96	631
6.500 - 6.999	788	177,871,598.04	19.55	225,725.38	6.760	84.22	622
7.000 - 7.499	722	141,723,822.10	15.58	196,293.38	7.233	84.26	606
7.500 - 7.999	1,115	201,653,949.75	22.17	180,855.56	7.730	83.79	587
8.000 - 8.499	675	104,506,507.93	11.49	154,824.46	8.216	81.84	566
8.500 - 8.999	604	84,606,007.44	9.30	140,076.17	8.706	80.47	551
9.000 - 9.499	276	32,022,480.29	3.52	116,023.48	9.206	77.60	537
9.500 - 9.999	182	21,446,267.61	2.36	117,836.64	9.683	77.69	537
10.000 - 10.499	72	7,589,285.41	0.83	105,406.74	10.181	74.46	526
10.500 - 10.999	47	5,754,491.19	0.63	122,435.98	10.670	69.52	526
11.000 - 11.499	32	2,465,543.68	0.27	77,048.24	11.155	70.98	533
11.500 - 11.999	17	1,598,490.75	0.18	94,028.87	11.739	69.26	526
12.000 - 12.499	9	770,623.81	0.08	85,624.87	12.101	68.83	519
12.500 - 12.999	3	230,987.65	0.03	76,995.88	12.702	75.00	508
13.500 - 13.999	1	36,393.14	0.00	36,393.14	13.850	65.00	523
Total:	**5,063**	**$909,737,962.59**	**100.00%**	**$179,683.58**	**7.492%**	**82.46%**	**596**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
11.500 - 11.999	2	$658,000.00	0.07%	$329,000.00	4.846%	85.78%	667
12.000 - 12.499	96	32,334,070.72	3.55	336,813.24	4.737	80.13	713
12.500 - 12.999	133	31,700,737.42	3.48	238,351.41	5.826	81.11	639
13.000 - 13.499	294	63,725,482.16	7.00	216,753.34	6.271	81.97	631
13.500 - 13.999	788	177,846,204.47	19.55	225,693.15	6.761	84.21	622
14.000 - 14.499	720	141,291,446.82	15.53	196,238.12	7.235	84.27	606
14.500 - 14.999	1,116	201,655,601.22	22.17	180,694.98	7.730	83.79	587
15.000 - 15.499	673	104,217,357.93	11.46	154,854.92	8.216	81.84	566
15.500 - 15.999	602	84,394,498.32	9.28	140,190.20	8.706	80.51	551
16.000 - 16.499	276	32,022,480.29	3.52	116,023.48	9.206	77.60	537
16.500 - 16.999	182	21,446,267.61	2.36	117,836.64	9.683	77.69	537
17.000 - 17.499	73	7,668,007.33	0.84	105,041.20	10.190	74.35	526
17.500 - 17.999	47	5,754,491.19	0.63	122,435.98	10.670	69.52	526
18.000 - 18.499	31	2,386,821.76	0.26	76,994.25	11.161	71.24	532
18.500 - 18.999	17	1,598,490.75	0.18	94,028.87	11.739	69.26	526
19.000 - 19.499	9	770,623.81	0.08	85,624.87	12.101	68.83	519
19.500 - 19.999	3	230,987.65	0.03	76,995.88	12.702	75.00	508
20.500 - 20.999	1	36,393.14	0.00	36,393.14	13.850	65.00	523
Total:	**5,063**	**$909,737,962.59**	**100.00%**	**$179,683.58**	**7.492%**	**82.46%**	**596**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1.000	11	$1,746,015.19	0.19%	$158,728.65	7.819%	79.12%	568
1.500	4,970	879,021,173.59	96.62	176,865.43	7.584	82.53	592
3.000	82	28,970,773.81	3.18	353,302.12	4.670	80.48	722
Total:	**5,063**	**$909,737,962.59**	**100.00%**	**$179,683.58**	**7.492%**	**82.46%**	**596**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1.000	11	$1,746,015.19	0.19%	$158,728.65	7.819%	79.12%	568
1.500	4,970	879,021,173.59	96.62	176,865.43	7.584	82.53	592
3.000	82	28,970,773.81	3.18	353,302.12	4.670	80.48	722
Total:	**5,063**	**$909,737,962.59**	**100.00%**	**$179,683.58**	**7.492%**	**82.46%**	**596**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
December 2003	8	$3,674,688.14	0.40%	$459,336.02	4.668%	77.14%	725
January 2004	69	24,142,861.67	2.65	349,896.55	4.667	80.80	721
February 2004	5	1,153,224.00	0.13	230,644.80	4.731	84.32	737
September 2005	20	3,501,083.38	0.38	175,054.17	7.604	83.78	557
October 2005	253	48,025,477.33	5.28	189,824.02	7.858	82.67	590
November 2005	1,936	361,406,385.56	39.73	186,676.85	7.707	83.39	599
December 2005	2,588	437,779,618.71	48.12	169,157.50	7.471	81.87	586
January 2006	77	12,403,261.00	1.36	161,081.31	7.239	82.22	605
September 2006	1	211,561.64	0.02	211,561.64	7.900	94.22	635
October 2006	12	1,812,478.01	0.20	151,039.83	8.187	83.65	586
November 2006	48	8,385,361.15	0.92	174,695.02	7.537	80.29	599
December 2006	40	6,469,112.00	0.71	161,727.80	6.924	80.83	628
January 2007	6	772,850.00	0.08	128,808.33	7.984	73.39	584
Total:	**5,063**	**$909,737,962.59**	**100.00%**	**$179,683.58**	**7.492%**	**82.46%**	**596**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
California	1,969	$432,766,498.40	38.03%	$219,789.99	7.198%	82.51%	613
New York	332	77,796,094.31	6.84	234,325.59	7.238	76.68	611
Florida	481	63,956,230.35	5.62	132,965.14	7.912	82.72	586
Illinois	315	47,967,845.33	4.22	152,278.87	7.961	81.57	584
Massachusetts	195	42,399,951.69	3.73	217,435.65	7.320	77.87	602
Texas	419	40,829,517.31	3.59	97,445.15	8.479	78.83	575
New Jersey	187	37,339,452.30	3.28	199,676.22	7.840	80.06	602
Washington	225	33,739,168.04	2.97	149,951.86	7.563	86.38	612
Michigan	303	32,855,553.47	2.89	108,434.17	8.025	83.59	587
Maryland	150	26,953,237.08	2.37	179,688.25	7.753	82.34	583
Virginia	107	20,207,761.39	1.78	188,857.58	7.755	83.58	590
Ohio	207	19,901,740.95	1.75	96,143.68	7.946	84.87	589
Arizona	164	19,691,979.24	1.73	120,073.04	7.518	85.81	623
Oregon	135	18,409,764.39	1.62	136,368.63	7.873	85.19	610
Connecticut	121	17,989,527.14	1.58	148,673.78	7.582	82.22	594
Other	1,667	205,089,651.27	18.02	123,029.18	7.833	84.51	597
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Primary Residence	6,569	$1,078,427,574.04	94.77%	$164,169.22	7.548%	82.59%	601
Investment Property	375	53,009,400.53	4.66	141,358.40	7.710	77.74	632
Second Home	33	6,456,998.09	0.57	195,666.61	6.900	80.48	656
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Single Family	5,487	$865,870,049.67	76.09%	$157,803.91	7.584%	82.30%	598
Two- to four- family units	486	102,202,854.24	8.98	210,293.94	7.425	79.93	624
PUD Detached	478	85,452,184.95	7.51	178,770.26	7.475	84.21	606
Condominium	390	63,098,832.56	5.55	161,791.88	7.441	83.76	619
PUD Attached	131	20,608,845.99	1.81	157,319.44	7.502	84.59	613
Modular Home	5	661,205.25	0.06	132,241.05	7.866	90.49	613
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Cash-out Refinance	4,410	$733,338,666.36	64.45%	$166,289.95	7.620%	79.57%	583
Purchase	2,155	346,408,784.00	30.44	160,746.54	7.409	88.27	643
Rate/Term Refinance	412	58,146,522.30	5.11	141,132.34	7.550	82.30	602
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Full Documentation	4,374	$642,788,829.88	56.49%	$146,956.75	7.533%	83.64%	590
Stated Documentation	2,291	436,290,053.88	38.34	190,436.51	7.587	80.18	622
Limited Documentation	312	58,815,088.90	5.17	188,509.90	7.500	84.46	598
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT SCORE

Credit Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
500 - 519	714	$96,248,890.97	8.46%	$134,802.37	8.563%	73.57%	510
520 - 539	1,172	177,731,134.19	15.62	151,647.73	8.192	76.49	530
540 - 559	738	113,914,564.45	10.01	154,355.78	7.923	78.42	548
560 - 579	451	76,058,830.01	6.68	168,644.86	7.610	81.00	570
580 - 599	632	96,785,556.68	8.51	153,141.70	7.534	83.17	589
600 - 619	700	110,345,469.65	9.70	157,636.39	7.411	85.23	610
620 - 639	707	116,217,248.96	10.21	164,380.83	7.254	86.15	629
640 - 659	682	114,909,570.85	10.10	168,489.11	7.192	87.34	649
660 - 679	509	93,604,670.13	8.23	183,899.16	7.068	87.03	669
680 - 699	284	54,422,928.84	4.78	191,630.03	7.076	86.79	688
700 - 719	145	32,239,212.62	2.83	222,339.40	6.573	86.42	709
720 - 739	115	24,148,991.82	2.12	209,991.23	6.458	86.44	729
740 - 759	63	14,688,871.89	1.29	233,156.70	6.573	85.18	749
760 - 779	44	11,453,602.18	1.01	260,309.14	6.270	88.52	768
780 - 799	19	4,762,957.44	0.42	250,681.97	6.387	84.46	789
800 - 808	2	361,471.98	0.03	180,735.99	6.040	87.00	807
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
0	1,808	$282,762,887.75	24.85%	$156,395.40	7.655%	81.00%	603
12	461	104,447,589.80	9.18	226,567.44	7.163	80.59	623
24	3,654	613,015,426.59	53.87	167,765.58	7.545	83.31	595
36	1,054	137,668,068.52	12.10	130,614.87	7.666	82.23	620
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1	6,388	$1,111,369,865.31	97.67%	$173,977.75	7.488%	81.95%	602
2	589	26,524,107.35	2.33	45,032.44	10.242	99.55	645
Total:	**6,977**	**$1,137,893,972.66**	**100.00%**	**$163,092.16**	**7.552%**	**82.36%**	**603**

The Group II Mortgage Loans

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Scheduled Principal Balance:	**$313,802,224.61**
Number of Mortgage Loans:	**1,395**
Average Scheduled Principal Balance:	**$224,947.83**
Weighted Average Gross Coupon:	**7.520%**
Weighted Average Net Coupon:	**7.020%**
Weighted Average Original Credit Score:	**603**
Weighted Average Original LTV Ratio[1]:	**82.06%**
Weighted Average Stated Remaining Term (months):	**349**
Weighted Average Original Term (months):	**350**
Weighted Average Roll Term[2] (months):	**22**
Weighted Average Gross Margin[2]:	**5.712%**
Weighted Average Initial Rate Cap[2]:	**1.625%**
Weighted Average Periodic Rate Cap[2]:	**1.625%**
Weighted Average Gross Maximum Lifetime Rate[2]:	**14.414%**
Weighted Average Gross Minimum Lifetime Rate[2]:	**7.385%**

(1) As used herein, references to Loan-to-Value Ratios are references to combined Loan-to-Value Ratios with respect to second lien Mortgage Loans.
(2) Includes adjustable-rate Mortgage Loans only.

The Group II Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
2/28 ARM--> 6 Mo LIBOR	924	$227,726,812.21	72.57%	$246,457.59	7.635%	82.38%	590
3/27 ARM--> 6 Mo LIBOR	13	2,408,600.09	0.77	185,276.93	7.507	78.50	614
10 Yr IO --> 1 Mo LIBOR	48	20,903,501.32	6.66	435,489.61	4.646	81.42	724
Fixed	410	62,763,310.99	20.00	153,081.25	8.063	81.24	610
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY CURRENT GROSS MORTGAGE RATE

Current Gross Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
4.000 - 4.499	7	$2,584,578.66	0.82%	$369,225.52	4.150%	84.01%	744
4.500 - 4.999	33	14,799,453.72	4.72	448,468.29	4.620	81.33	731
5.000 - 5.499	13	5,795,876.69	1.85	445,836.67	5.182	74.91	688
5.500 - 5.999	25	10,220,474.05	3.26	408,818.96	5.835	81.23	658
6.000 - 6.499	59	22,991,323.44	7.33	389,683.45	6.225	78.35	633
6.500 - 6.999	155	59,902,246.56	19.09	386,466.11	6.751	85.78	628
7.000 - 7.499	123	41,044,200.88	13.08	333,692.69	7.230	84.34	614
7.500 - 7.999	200	56,348,285.69	17.96	281,741.43	7.730	83.49	590
8.000 - 8.499	138	27,371,425.90	8.72	198,343.67	8.199	79.64	562
8.500 - 8.999	182	26,939,809.71	8.58	148,020.93	8.702	78.38	542
9.000 - 9.499	130	13,932,785.17	4.44	107,175.27	9.189	75.81	520
9.500 - 9.999	155	15,633,884.10	4.98	100,863.77	9.737	81.06	552
10.000 - 10.499	80	7,164,158.43	2.28	89,551.98	10.177	83.00	561
10.500 - 10.999	62	6,212,035.69	1.98	100,194.12	10.679	84.00	589
11.000 - 11.499	18	1,693,747.90	0.54	94,097.11	11.147	80.81	555
11.500 - 11.999	7	659,120.45	0.21	94,160.06	11.744	76.89	530
12.000 - 12.499	4	188,087.68	0.06	47,021.92	12.161	68.99	509
12.500 - 12.999	4	320,729.89	0.10	80,182.47	12.645	82.00	549
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.52%**	**82.06%**	**603**

The Group II Mortgage Loans

DISTRIBUTION BY CURRENT UNPAID PRINCIPAL BALANCE

Current Unpaid Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
0.01 - 50,000.00	93	$3,969,825.13	1.27%	$42,686.29	9.553%	70.20%	526
50,000.01 - 100,000.00	401	30,100,978.40	9.59	75,064.78	9.363	80.67	552
100,000.01 - 150,000.00	181	22,108,521.60	7.05	122,146.53	8.835	77.01	531
150,000.01 - 200,000.00	101	17,518,855.83	5.58	173,454.02	8.586	74.17	519
200,000.01 - 250,000.00	43	9,614,766.94	3.06	223,599.23	8.247	74.31	512
250,000.01 - 300,000.00	15	4,147,961.67	1.32	276,530.78	8.871	76.73	519
300,000.01 - 350,000.00	134	44,900,417.26	14.31	335,077.74	7.157	84.02	618
350,000.01 - 400,000.00	206	77,398,033.58	24.66	375,718.61	7.096	84.79	626
400,000.01 - 450,000.00	90	38,171,068.71	12.16	424,122.99	6.952	84.27	630
450,000.01 - 500,000.00	102	49,208,510.79	15.68	482,436.38	6.856	82.82	629
500,000.01 - 550,000.00	11	5,780,853.78	1.84	525,532.16	6.496	91.05	680
550,000.01 - 600,000.00	11	6,337,346.16	2.02	576,122.38	6.258	79.03	669
600,000.01 - 650,000.00	5	3,151,875.95	1	630,375.19	5.633	76.89	685
650,000.01 - 700,000.00	2	1,393,208.81	0.44	696,604.41	7.250	79.95	731
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Original Principal Balance	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Orig. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
0.01 - 50,000.00	93	$3,969,825.13	1.27%	$42,686.29	9.553%	70.20%	526
50,000.01 - 100,000.00	401	30,100,978.40	9.59	75,064.78	9.363	80.67	552
100,000.01 - 150,000.00	181	22,108,521.60	7.05	122,146.53	8.835	77.01	531
150,000.01 - 200,000.00	101	17,518,855.83	5.58	173,454.02	8.586	74.17	519
200,000.01 - 250,000.00	43	9,614,766.94	3.06	223,599.23	8.247	74.31	512
250,000.01 - 300,000.00	15	4,147,961.67	1.32	276,530.78	8.871	76.73	519
300,000.01 - 350,000.00	134	44,900,417.26	14.31	335,077.74	7.157	84.02	618
350,000.01 - 400,000.00	206	77,398,033.58	24.66	375,718.61	7.096	84.79	626
400,000.01 - 450,000.00	90	38,171,068.71	12.16	424,122.99	6.952	84.27	630
450,000.01 - 500,000.00	102	49,208,510.79	15.68	482,436.38	6.856	82.82	629
500,000.01 - 550,000.00	11	5,780,853.78	1.84	525,532.16	6.496	91.05	680
550,000.01 - 600,000.00	11	6,337,346.16	2.02	576,122.38	6.258	79.03	669
600,000.01 - 650,000.00	5	3,151,875.95	1.00	630,375.19	5.633	76.89	685
650,000.01 - 700,000.00	2	1,393,208.81	0.44	696,604.41	7.250	79.95	731
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

The Group II Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
AA	765	$212,072,429.47	67.58%	$277,218.86	7.104%	84.98%	633
A-	184	30,381,528.36	9.68	165,117.00	8.223	76.18	544
A+	177	33,065,688.76	10.54	186,811.80	7.828	79.26	553
B	170	24,044,140.60	7.66	141,436.12	8.715	75.41	524
C	91	12,793,763.90	4.08	140,590.81	9.420	68.72	523
C-	8	1,444,673.52	0.46	180,584.19	10.145	69.54	513
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Remaining Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
less than 120	1	$52,747.86	0.02%	$52,747.86	10.450%	55.79%	515
121 - 180	45	3,950,200.13	1.26	87,782.23	8.180	70.88	577
181 - 240	119	10,592,206.70	3.38	89,010.14	9.997	96.50	641
241 - 300	49	20,980,701.32	6.69	428,177.58	4.663	81.39	724
301 - 360	1,181	278,226,368.60	88.66	235,585.41	7.632	81.72	593
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Original Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
120	1	$52,747.86	0.02%	$52,747.86	10.450%	55.79%	515
180	45	3,950,200.13	1.26	87,782.23	8.180	70.88	577
240	119	10,592,206.70	3.38	89,010.14	9.997	96.50	641
300	49	20,980,701.32	6.69	428,177.58	4.663	81.39	724
360	1,181	278,226,368.60	88.66	235,585.41	7.632	81.72	593
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

The Group II Mortgage Loans

DISTRIBUTION BY ORIGINAL LTV

Original LTV	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
less than 30.00	8	$502,035.83	0.16%	$62,754.48	8.851%	22.80%	526
30.01 - 35.00	14	2,039,216.42	0.65	145,658.32	7.396	32.46	571
35.01 - 40.00	8	547,833.13	0.17	68,479.14	8.692	38.39	512
40.01 - 45.00	8	1,031,694.65	0.33	128,961.83	7.793	42.41	532
45.01 - 50.00	14	2,049,178.83	0.65	146,369.92	7.250	48.57	578
50.01 - 55.00	13	2,291,880.03	0.73	176,298.46	7.051	52.36	587
55.01 - 60.00	34	8,183,685.20	2.61	240,696.62	7.660	58.17	572
60.01 - 65.00	52	9,514,230.07	3.03	182,965.96	7.664	63.85	566
65.01 - 70.00	102	18,719,592.21	5.97	183,525.41	8.197	68.96	552
70.01 - 75.00	184	32,098,661.21	10.23	174,449.25	8.349	74.25	534
75.01 - 80.00	388	72,827,433.59	23.21	187,699.57	7.477	79.68	591
80.01 - 85.00	218	61,975,730.12	19.75	284,292.34	7.009	84.32	610
85.01 - 90.00	124	46,815,902.68	14.92	377,547.60	7.053	89.70	629
90.01 - 95.00	58	21,936,010.89	6.99	378,207.08	7.182	94.72	639
95.01 - 100.00	170	33,269,139.75	10.60	195,700.82	8.203	99.91	679
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY GROSS MARGIN

Gross Margin	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
3.000 - 3.249	8	$3,032,528.66	1.21%	$379,066.08	4.220%	84.16%	744
3.500 - 3.749	33	14,790,240.80	5.89	448,189.12	4.652	81.18	732
4.000 - 4.249	8	3,519,468.94	1.40	439,933.62	5.118	79.93	683
5.250 - 5.499	22	5,986,494.56	2.38	272,113.39	7.483	83.61	585
5.500 - 5.749	32	7,034,910.69	2.80	219,840.96	7.719	82.40	575
5.750 - 5.999	494	152,908,659.11	60.91	309,531.70	7.277	84.65	611
6.000 - 6.249	136	25,817,473.68	10.28	189,834.37	7.902	79.21	556
6.250 - 6.499	108	18,109,167.25	7.21	167,677.47	8.438	76.17	532
6.500 - 6.749	72	11,068,002.68	4.41	153,722.26	8.839	73.39	531
6.750 - 6.999	46	5,448,711.52	2.17	118,450.25	9.707	77.49	516
7.000 - 7.249	25	3,282,026.03	1.31	131,281.04	10.501	69.63	514
7.250 - 7.499	1	41,229.70	0.02	41,229.70	9.500	75.00	508
Total:	**985**	**$251,038,913.62**	**100.00%**	**$254,861.84**	**7.385%**	**82.26%**	**601**

The Group II Mortgage Loans

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Minimum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
4.000 - 4.499	7	$2,584,578.66	1.03%	$369,225.52	4.150%	84.01%	744
4.500 - 4.999	33	14,799,453.72	5.90	448,468.29	4.620	81.33	731
5.000 - 5.499	10	4,265,885.76	1.70	426,588.58	5.158	80.35	673
5.500 - 5.999	24	9,863,722.36	3.93	410,988.43	5.838	81.81	654
6.000 - 6.499	44	16,790,163.29	6.69	381,594.62	6.241	81.26	619
6.500 - 6.999	129	49,778,823.61	19.83	385,882.35	6.743	86.03	625
7.000 - 7.499	98	32,532,037.69	12.96	331,959.57	7.231	84.28	609
7.500 - 7.999	165	48,209,364.40	19.20	292,177.97	7.725	84.29	591
8.000 - 8.499	107	23,784,437.13	9.47	222,284.46	8.195	80.57	567
8.500 - 8.999	134	21,454,150.32	8.55	160,105.60	8.705	78.26	538
9.000 - 9.499	86	10,255,660.46	4.09	119,251.87	9.200	76.44	519
9.500 - 9.999	70	7,718,147.86	3.07	110,259.26	9.704	76.09	521
10.000 - 10.499	33	3,691,704.94	1.47	111,869.85	10.182	75.70	515
10.500 - 10.999	22	3,135,087.83	1.25	142,503.99	10.676	70.38	525
11.000 - 11.499	11	1,218,314.22	0.49	110,755.84	11.109	75.14	524
11.500 - 11.999	6	573,306.04	0.23	95,551.01	11.772	73.43	513
12.000 - 12.499	3	153,087.68	0.06	51,029.23	12.198	70.97	506
12.500 - 12.999	3	230,987.65	0.09	76,995.88	12.702	75.00	508
Total:	**985**	**$251,038,913.62**	**100.00%**	**$254,861.84**	**7.385%**	**82.26%**	**601**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Maximum Mortgage Rate	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
12.000 - 12.499	50	$21,649,918.14	8.62%	$432,998.36	4.670%	81.45%	721
12.500 - 12.999	24	9,863,722.36	3.93	410,988.43	5.838	81.81	654
13.000 - 13.499	44	16,790,163.29	6.69	381,594.62	6.241	81.26	619
13.500 - 13.999	129	49,778,823.61	19.83	385,882.35	6.743	86.03	625
14.000 - 14.499	98	32,532,037.69	12.96	331,959.57	7.231	84.28	609
14.500 - 14.999	166	48,270,964.40	19.23	290,788.94	7.727	84.27	590
15.000 - 15.499	107	23,784,437.13	9.47	222,284.46	8.195	80.57	567
15.500 - 15.999	133	21,392,550.32	8.52	160,846.24	8.705	78.28	538
16.000 - 16.499	86	10,255,660.46	4.09	119,251.87	9.200	76.44	519
16.500 - 16.999	70	7,718,147.86	3.07	110,259.26	9.704	76.09	521
17.000 - 17.499	33	3,691,704.94	1.47	111,869.85	10.182	75.70	515
17.500 - 17.999	22	3,135,087.83	1.25	142,503.99	10.676	70.38	525
18.000 - 18.499	11	1,218,314.22	0.49	110,755.84	11.109	75.14	524
18.500 - 18.999	6	573,306.04	0.23	95,551.01	11.772	73.43	513
19.000 - 19.499	3	153,087.68	0.06	51,029.23	12.198	70.97	506
19.500 - 19.999	3	230,987.65	0.09	76,995.88	12.702	75.00	508
Total:	**985**	**$251,038,913.62**	**100.00%**	**$254,861.84**	**7.385%**	**82.26%**	**601**

The Group II Mortgage Loans

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1.000	1	$61,600.00	0.02%	$61,600.00	8.750%	70.00%	506
1.500	936	230,073,812.30	91.65	245,805.36	7.633	82.34	590
3.000	48	20,903,501.32	8.33	435,489.61	4.646	81.42	724
Total:	**985**	**$251,038,913.62**	**100.00%**	**$254,861.84**	**7.385%**	**82.26%**	**601**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1.000	1	$61,600.00	0.02%	$61,600.00	8.750%	70.00%	506
1.500	936	230,073,812.30	91.65	245,805.36	7.633	82.34	590
3.000	48	20,903,501.32	8.33	435,489.61	4.646	81.42	724
Total:	**985**	**$251,038,913.62**	**100.00%**	**$254,861.84**	**7.385%**	**82.26%**	**601**

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Date	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
December 2003	7	$3,359,342.65	1.34%	$479,906.09	4.625%	76.87%	728
January 2004	40	17,044,159.67	6.79	426,103.99	4.651	82.31	723
February 2004	1	499,999.00	0.20	499,999.00	4.620	81.70	733
September 2005	4	648,418.02	0.26	162,104.51	7.818	80.46	511
October 2005	68	16,105,227.76	6.42	236,841.58	7.943	79.28	575
November 2005	404	107,005,810.32	42.63	264,865.87	7.663	83.77	602
December 2005	439	102,496,081.11	40.83	233,476.27	7.553	81.35	579
January 2006	9	1,471,275.00	0.59	163,475.00	7.869	87.55	599
October 2006	2	272,650.16	0.11	136,325.08	8.675	68.01	511
November 2006	7	1,333,349.93	0.53	190,478.56	7.569	80.05	595
December 2006	3	721,600.00	0.29	240,533.33	6.756	80.00	700
January 2007	1	81,000.00	0.03	81,000.00	9.250	75.00	502
Total:	**985**	**$251,038,913.62**	**100.00%**	**$254,861.84**	**7.385%**	**82.26%**	**601**

The Group II Mortgage Loans

DISTRIBUTION BY STATE

State	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
California	442	$149,635,117.78	47.68%	$338,540.99	6.940%	84.87%	631
New York	74	21,741,115.82	6.93	293,798.86	7.385	76.66	604
Florida	94	15,367,265.06	4.90	163,481.54	8.152	79.79	560
Texas	130	13,061,356.62	4.16	100,471.97	9.094	77.47	552
Illinois	57	9,270,417.52	2.95	162,638.90	8.282	76.88	552
New Jersey	39	9,265,252.35	2.95	237,570.57	7.996	72.21	568
Massachusetts	32	8,246,458.67	2.63	257,701.83	7.899	80.26	590
Washington	33	7,451,121.35	2.37	225,791.56	7.682	88.04	613
Michigan	58	6,959,531.30	2.22	119,991.92	8.087	79.27	561
Virginia	25	6,798,217.34	2.17	271,928.69	7.887	81.58	572
Maryland	31	6,325,381.61	2.02	204,044.57	8.261	77.19	560
Colorado	24	5,718,508.53	1.82	238,271.19	7.707	83.61	572
Oregon	14	4,426,513.79	1.41	316,179.56	8.281	82.72	598
Ohio	39	4,316,209.82	1.38	110,672.05	8.473	78.31	546
Connecticut	20	4,199,894.13	1.34	209,994.71	7.891	79.05	573
Other	283	41,019,862.92	13.07	144,946.51	8.069	81.34	585
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Primary Residence	1,346	$301,358,032.87	96.03%	$223,891.55	7.532%	82.11%	601
Investment Property	39	9,696,710.29	3.09	248,633.60	7.551	80.13	647
Second Home	10	2,747,481.45	0.88	274,748.15	6.193	82.83	673
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

The Group II Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Single Family	1,137	$249,558,885.77	79.53%	$219,488.91	7.565%	81.78%	599
PUD Detached	127	30,799,685.52	9.81	242,517.21	7.514	84.85	608
Condominium	64	16,280,590.72	5.19	254,384.23	7.260	84.75	619
Two- to four- family units	46	11,965,300.68	3.81	260,115.23	7.274	76.00	636
PUD Attached	21	5,197,761.92	1.66	247,512.47	6.820	84.16	639
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Cash-out Refinance	948	$198,986,886.15	63.41%	$209,901.78	7.674%	78.93%	576
Purchase	371	101,483,742.39	32.34	273,541.08	7.150	88.42	658
Rate/Term Refinance	76	13,331,596.07	4.25	175,415.74	8.056	80.33	589
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
Full Documentation	865	$159,950,802.05	50.97%	$184,914.22	7.642%	82.49%	584
Stated Documentation	468	134,588,048.89	42.89	287,581.30	7.394	81.53	628
Limited Documentation	62	19,263,373.67	6.14	310,699.58	7.397	82.10	585
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

The Group II Mortgage Loans

DISTRIBUTION BY CREDIT SCORE

Credit Score	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
500 - 519	503	$61,217,011.14	19.51%	$121,703.80	8.686%	73.78%	509
520 - 539	220	39,377,300.28	12.55	178,987.73	8.302	75.15	531
540 - 559	108	21,778,908.59	6.94	201,656.56	8.027	78.50	548
560 - 579	38	16,378,106.63	5.22	431,002.81	7.161	82.74	570
580 - 599	51	16,498,996.97	5.26	323,509.74	7.459	83.55	589
600 - 619	65	21,346,381.07	6.80	328,405.86	7.168	85.59	610
620 - 639	83	26,210,771.72	8.35	315,792.43	7.295	88.86	629
640 - 659	91	28,445,510.58	9.06	312,588.03	7.119	89.45	649
660 - 679	82	26,430,521.28	8.42	322,323.43	7.053	86.48	670
680 - 699	48	16,702,217.80	5.32	347,962.87	7.060	88.31	688
700 - 719	35	12,851,251.04	4.10	367,178.60	5.990	85.60	708
720 - 739	30	10,790,642.76	3.44	359,688.09	5.774	83.17	730
740 - 759	19	7,254,885.94	2.31	381,836.10	5.970	82.91	749
760 - 779	16	5,879,176.89	1.87	367,448.56	6.041	90.38	767
780 - 799	6	2,640,541.92	0.84	440,090.32	6.438	90.37	789
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
0	456	$91,843,613.34	29.27%	$201,411.43	7.399%	79.25%	608
12	102	34,376,773.70	10.95	337,027.19	7.095	81.26	623
24	627	153,291,543.87	48.85	244,484.12	7.592	84.10	595
36	210	34,290,293.70	10.93	163,287.11	7.950	81.22	603
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

DISTRIBUTION BY LIEN TYPE

Lien Type	Number of Loans	Unpaid Principal Balance	% of Pool by Principal Balance	Avg. Principal Balance	Wtd. Avg. Gross Coupon	Wtd. Avg. Original LTV	Wtd. Avg. Credit Score
1	1,285	$304,539,214.27	97.05%	$236,995.50	7.437%	81.52%	601
2	110	9,263,010.34	2.95	84,209.18	10.272	99.76	653
Total:	**1,395**	**$313,802,224.61**	**100.00%**	**$224,947.83**	**7.520%**	**82.06%**	**603**

Contact Information

Contacts		
Mortgage Trading/Syndicate	Tel: (704) 388-1597 Fax: (704) 335-5904	
Rob Karr	robert.h.karr@bankofamerica.com	
Pat Beranek	pat.beranek@bankofamerica.com	
Chris Springer	chris.springer@bankofamerica.com	
Banking Contacts	Fax: (704) 388-9668	
Dan Stercay	Tel: (704) 388-8686	daniel.j.stercay@bankofamerica.com
Juanita Deane-Warner	Tel: (704) 683-5445	juanita.l.deane-warner@bankofamerica.com
Shaun Ahmad	Tel: (704) 387-2658	shaun.ahmad@bankofamerica.com
Analytics	Fax: (704) 388-0622	
Michael Tri	Tel: (704) 388-8786	michael.l.tri@bankofamerica.com
Ryan Birtel	Tel: (704) 386-7836	ryan.birtel@bankofamerica.com
Pauwla Rumli (Collateral)	Tel: (704) 387-1156	pauwla.rumli@bankofamerica.com
Rating Agencies		
Tyler Wiggers – Moody's	Tel: (212) 553-4963 tyler.wiggers@moodys.com	
Brian Vonderhorst – S&P	Tel: (212) 438-8457 Brian_Vonderhorst@standardandpoors.com	